[Letterhead of American Bingo]

August  13,  1998

              To the Stockholders of American Bingo & Gaming Corp.:

On August 4, 1998, your Board of Directors adopted a Rights Agreement and declared a dividend of one Right for each outstanding share of American Bingo & Gaming Corp. stock that you own as of the close of business on August 24, 1998. A summary of the principal features of the Rights Agreement is enclosed with this letter. You are not required to take action at this time.

The Rights Agreement was adopted to protect you against attempts by a third party to acquire control of the Company by means of a creeping accumulation of shares in the open market, a two-tier tender offer, an offer less than a full and fair price or other takeover tactics which the Board believes may not be in your best interests. Such takeover tactics may deprive the Board of Directors of the time and information to represent effectively the best interests of the Company and its stockholders.

The Rights Agreement was not adopted in response to any specific threat of takeover of the Company or any subsidiary or affiliate company, nor is management aware of any such intention. However, the Board has studied various anti-takeover provisions for some time as the general level of takeover activity, including hostile takeovers, has significantly increased in recent years. In adopting the Rights Agreement, the Company joins more than 1,700 U.S. corporations that have considered it prudent to adopt stockholder rights plans.

The Rights will not interfere with any legitimate merger, acquisition or business combination that is in the best interests of the Company and its stockholders, but will encourage any potential acquiror to negotiate with the Board of Directors of the Company. The Rights will only be exercisable if and when a situation arises which the plan is intended to address.

Adoption of the Rights Agreement will not weaken the financial strength of the Company or interfere with its business plans. Issuance of the Rights will have no dilutive effect, will not change reported earnings per share, is not taxable presently to American Bingo & Gaming Corp. or to you, and will not change the way in which our common stock is traded.

We consider the Rights Agreement to be a valuable protection of your rights. In declaring the Rights dividend, the Board has expressed confidence in the future of the Company and its determination that you, the stockholders, receive the value of your investment.

Very  truly  yours,



Andre  M.  Hilliou
Chairman  and  Chief  Executive  Officer

enclosure